

October 29, 2010

Kalia Weintraub
Chief Financial Officer
Ellomay Capital Ltd.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881, Israel

> **Re:** **Ellomay Capital Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 000-26498**

Dear Ms. Weintraub:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

1.   We note the statement that the financial statements of a consolidated subsidiary for the year ended December 31, 2007 were audited by another auditor. Please note that under Rule 2-05 of Regulation S-X, if a principal auditor makes reference to the work of another auditor in his report on the financial statements,

the separate report of the other auditor should be filed. Please amend your filing to include the report of the other auditor.

Note 1. General, page F-10

2.	We note the sale of the company's business on February 29, 2008. Please explain to us the basis in the FASB Codification for your determination that discontinued operations reporting for the disposal was not required by GAAP. As referred to in your disclosure, please explain to us how you applied the guidance from FASB Codification Topic 360 in reaching your conclusion.

Note 2. Significant Accounting Policies

n. Fair value measurements, page F-15

3.	We see that your balance sheet is substantially all cash and cash equivalents. In future filings please provide a description of the nature of the investments included in cash equivalents. Please also clarify the nature of the alternative pricing sources and models used to value those instruments.

Item 19: Exhibits

4.	It appears that you have not filed all of the Annexes to Exhibits 4.10 and 4.11. Please refile these exhibits in their entirety in your next applicable periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551- 3635 with any other questions. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief